SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: January 23, 2015

List of materials

Documents attached hereto:

i) Press release Announcing the Submission of an application for approval of extension of deadline to file the quarterly securities report for the third quarter of the fiscal year ending March 31, 2015

Sony Corporation
January 23, 2015

Submission of an application for approval of extension of deadline to file the quarterly securities report for the third quarter of the fiscal year ending March 31, 2015

Sony Corporation (“Sony”) announced today that it has filed with the Financial Services Agency of Japan (the “FSA”) an application for approval of the extension of the deadline for Sony to file its quarterly securities report for the third quarter of the fiscal year ending March 31, 2015, pursuant to paragraph 1 of Article 17-15-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

1.	Relevant quarterly securities report
The quarterly securities report for the third quarter of the fiscal year ending March 31, 2015

2.	Required deadline (original deadline)
February 16, 2015

3.	Extended deadline, if approved
March 31, 2015

4.	Reason for the application
In November 2014, Sony Pictures Entertainment Inc. (“SPE”), a consolidated subsidiary of Sony that is reported as the Pictures business segment, identified a cyberattack on SPE’s network and IT infrastructure.  As a result of the cyberattack, which has been now recognized as a highly sophisticated and damaging cyberattack, a serious disruption of SPE’s network systems occurred, including the destruction of network hardware and the compromise of a large amount of data on these systems.  In response to this cyberattack, SPE shut down its entire network.

Since that time, SPE has worked aggressively to restore these systems.  However, most of SPE’s financial and accounting applications and many other critical information technology applications will not be functional until early February 2015 due to the amount of destruction and disruption that occurred, and the care necessary to avoid further damage by prematurely restarting functions.  After the restoration of these applications, SPE will immediately commence the actions necessary to close its third quarter financial statements.  However, even with the anticipated restoration of these applications in early February 2015, SPE will not have sufficient time to close its financial statements in time for submission of the quarterly securities report in the middle of February 2015.  SPE must then enter transactional data for the two-month period the systems were offline and perform verification procedures over the restored data.  For these reasons, Sony expects that it cannot complete its preparation, including the review by our independent accountants, of its consolidated financial statements for the third quarter of the fiscal year ending March 31, 2015, by February 16, 2015, the original deadline for submission of the quarterly securities report for this third quarter.  Accordingly Sony has filed an application with the FSA for approval to extend the deadline for submission of the report to March 31, 2015.  Considering the current status, Sony expects that it can complete its preparation of its financial statements as described above and submit the quarterly securities report for the third quarter by March 31, 2015.

5.	Other
Sony had planned to issue its earnings release and hold press/analyst conferences about the consolidated financial results for the third quarter of the fiscal year ending March 31, 2015 on February 4, 2015.  Although Sony expects that SPE will not complete its third-quarter closing processes by February 4, for the reasons described above, Sony plans to issue a release and hold press/analyst conferences on that date so as to provide investors, shareholders, analysts, media and other stakeholders with updated forecasts of Sony’s consolidated financial results for the third quarter, to the extent reasonably possible, based on the information available on that date.  While Sony continues to evaluate the impact of the cyberattack on its financial results, it currently believes that such impact is not material.